

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 19, 2010

CG Appleby
Executive Vice President and General Counsel
Booz Allen Hamilton Holding Corporation
8283 Greensboro Drive
McLean, Virginia 22102

> **Re:** **Booz Allen Hamilton Holding Corporation**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed July 30, 2010**
> **File No. 333-167645**

Dear Mr. Appleby:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Supplemental Information, page ii

1.   We note your response to comment 3 in our letter dated July 19, 2010. Please further revise your prospectus throughout to reduce the use of defined terms. For example, the definition for "clients" does not appear to be necessary in light of your business model and disclosure throughout. Please revise accordingly.

Prospectus Summary, page 1

2.   We note your response to comment 8 in our letter dated July 19, 2010. Your summary continues to contain a lengthy description of your competitive strengths, market opportunity and growth strategy and much of this information is repeated elsewhere. For example, we note the disclosure under "Market Opportunity" and "Our Strategy for Continued Growth."   Please revise to reduce the amount of repetitive information.

Risk Factors, page 17

U.S. Government spending and mission priorities could change in a manner that adversely affects our future revenue and limits our growth prospects, page 17

3.   Risk factors should be detailed enough so that investors can appreciate the potential magnitude of the risk. Here, you discuss the risk to your business should the U.S. government reduce outsourcing, particularly the Department of Defense. Please discuss in more detail if your business has been affected by this reduction in outsourcing. For example, we note that the Pentagon recently announced cuts that will include almost a third of its regular budget for contractors. Please revise or advise. Please also consider expanding your disclosure on page 53 under the subheading, "Business Environment and Key Trends in Our Markets," to discuss the reduction of outsourcing in more detail and its affect upon the company's business; also consider briefly discussing it in the Summary.

We may not realize the full value of our backlog, which may result in lower than expected revenue, page 21

4.   We note your revised disclosure on page 22. Please revise to remove the following sentence, which appears to be mitigating disclosure, from this risk factor: "To the extent that we are able to hire additional people and deploy them against funded backlog, we recognize increased revenue."

Booz Allen Holding is a holding company with no operations of its own that depends on its subsidiaries for cash, page 30

5.   We note your disclosure in this risk factor regarding the risk that you may be restricted to pay dividends. Please revise the risk factor subheading to discuss this risk or include a separate risk factor.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 52

Our People, page 55

6.   Please provide more detail about the enhancements made to your firm-wide hiring program.

Results of Operations, page 64

Fiscal 2010 Compared to Pro Forma 2009, page 66

7.   We note your response to comment 28 in our letter dated July 19, 2010 and the revisions made to your period-on-period disclosure. Please expand your disclosure to more fully describe the reasons for changes between periods. For example, please discuss why there was a decrease in the number of senior personnel engaged in day-to-day client management roles. Furthermore, please also expand your period-on-period disclosure with respect to all of the periods presented to explain in more detail the changes between periods.

Liquidity and Capital Resources, page 73

8.   We note your disclosure on page 74 that you "do not expect [y]our transition to or existence as a public company to affect [y]our . . . day-to-day operations." This appears to contradict disclosure in your Risk Factors section on page 33, which discusses the additional time and expense involved with becoming a public company and establishing adequate controls and procedures. Please revise or advise.

Executive Compensation, page 107

9.   We note your response to comment 35 in our letter dated July 19, 2010.   Please expand your compensation disclosure to discuss in more detail the "bands" into which each executive officer falls. For example, please discuss why, based on prior compensation levels, market survey data and projected profitability, the specific cash compensation was set for each band assigned to your named executive officers.

Compensation Tables and Disclosures, page 115

Summary Compensation Table, page 115

10.   Refer to footnote (2) to your summary compensation table. Please revise to clarify that the aggregate grant date fair value is computed in accordance with FASB ASC Topic 718. Refer to Item 402(c)(2)(v) of Regulation S-K for guidance. This comment also applies to footnote (1) to your director compensation table on page 104.

Certain Relationships and Related Party Transactions, page 133

Stockholders Agreement, page 133

11.   Please quantify the amount of securities and the respective class of each for which Carlyle has registration rights.

CG Appleby
Booz Allen Hamilton Holding Corporation
August 19, 2010
Page 4

12.   Please quantify the amount of securities and the respective class of each for which Booz
        Allen Holding has repurchase rights.

Description of Certain Indebtedness, page 137

13.   We note your response to comment 38 in our letter dated July 19, 2010. Please update
        your Risk Factors section to clarify the maturity dates of your various credit facilities.

Underwriting, page 156

Conflict of Interest, page 159

14.   We note your response to comment 42 in our letter dated July 19, 2010 and your
        disclosure that the offering will be conducted in compliance with NASD Conduct Rule
        2720 of FINRA. In the prospectus, please discuss in greater detail how the offering will
        be in compliance with Rule 2720.

Note 13. Stock-Based Compensation, page F-32

15.   Please provide us a chronological summary of your issuances of common stock and
        grants of stock options during fiscal year 2009 and through the date of your response.
        With respect to each issuance, indicate the number of shares or options issued, the
        purchase price per share or exercise price per option, any restrictions or vesting terms, the
        fair value of your common stock on the date of issuance and the related amount of
        compensation recognized in your financial statements. Reconcile for us the fair value
        assigned to your common stock related to these issuances to your estimated offering price
        per share of your shares (or range, when available) and provide us with details of the
        significant factors contributing to the differences.

Part II – Information Not Required In Prospectus, page II-1

Item 16. Exhibits and Financial Statement Schedules, page II-4

16.   We note your response to comment 50 in our letter dated July 19, 2010. Please note that
        the materiality analysis applies to the contract filed, not the underlying exhibits and
        schedules to that contract. Therefore, since you have determined that the contracts filed
        as exhibits 10.1, 10.2, 10.3 and 10.5 are material, they must be filed in their entirety in
        accordance with Item 601(b)(10). Please file all material contracts in their entirety in
        your next amendment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Kristi Marrone at (202) 551-3429 or Dan Gordon at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Erin E. Martin at (202) 551-3391 or me at (202) 551-3233 with any other questions.

Sincerely,

Tom Kluck
Branch Chief

cc: Matthew E. Kaplan
    Debevoise & Plimpton LLP
    Via facsimile: (212) 521-7334